SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

SIGNATURE
EXHIBIT INDEX
EX-99.1 - Announcement dated October 28, 2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated October 28, 2003 and published in the newspapers in Hong Kong on October 29, 2003, announcing that the Registrant and its wholly-owned subsidiary, Gainfair Finance Limited (the “Issuer”), have entered into an agreement with Citigroup Global Markets Limited (the “Sole Bookrunner”), pursuant to which the Sole Bookrunner has agreed to purchase, or procure purchasers, for the zero coupon guaranteed convertible bonds in the principal amount of US$170.0 million to be issued by the Issuer. Closing is expected to occur on November 28, 2003 or such other date as the Sole Bookrunner and the Issuer may agree.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

	By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: October 29, 2003

EXHIBIT INDEX

Exhibit	Description

99.1:	an announcement dated October 28, 2003 and published in the newspapers in Hong Kong on October 29, 2003, announcing that the Registrant and its wholly-owned subsidiary, Gainfair Finance Limited (the “Issuer”), have entered into an agreement with Citigroup Global Markets Limited (the “Sole Bookrunner”), pursuant to which the Sole Bookrunner has agreed to purchase, or procure purchasers, for the zero coupon guaranteed convertible bonds in the principal amount of US$170.0 million to be issued by the Issuer. Closing is expected to occur on November 28, 2003 or such other date as the Sole Bookrunner and the Issuer may agree.